Joel L. Rubinstein

Partner

212 294-5336

jrubinstein@winston.com

October 26, 2018

VIA EDGAR AND HAND DELIVERY

Mara L. Ransom

Assistant Director

Office of Consumer Products

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 3233

Washington, D.C. 20549

Re:	Landcadia Holdings, Inc.

Revised Preliminary Proxy Statement on Schedule 14A

Filed October 9, 2018

File No. 001-37788

Dear Ms. Ransom:

On behalf of our client, Landcadia Holdings, Inc. (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in its letter, dated October 23, 2018, relating to the Company’s revised Preliminary Proxy Statement on Schedule 14A filed with the Commission on October 9, 2018 (the “First Amendment”).

The Company is concurrently filing via EDGAR a further revised Preliminary Proxy Statement on Schedule 14A (the “Second Amendment”), which reflects the Company’s responses to the comments received from the Staff and certain updated information. For your convenience, the Company is also delivering via hand delivery a hard copy of this letter together with a courtesy copy of the Second Amendment marked to show changes from the First Amendment.

For ease of review, we have set forth below each of the numbered comments of the Staff’s letter, and the Company’s responses thereto, including, where applicable, a cross-reference to the location in the Second Amendment of changes made in response to the Staff’s comment. Capitalized terms used herein but not defined herein have the meanings given to such terms in the Second Amendment.

October 26, 2018 Page 2

Unaudited Pro Forma Condensed Combined Financial Information, page 82

1.	We note your response to comment 6 and have the following comments:

•	As previously requested, please tell us in more detail what types of decisions, if any, the former Landcadia stockholders will control through their majority of voting shares under the minimum redemption scenario. Your response indicates that day-to-day management of the post-combination company will be primarily vested in the officers of the company, but it does not summarize the types of decisions that will be subject to shareholder vote, the voting threshold needed for approval of such decisions, and the resulting analysis of what types of decisions, if any, could be controlled by the former Landcadia stockholders.

Response: In determining that Waitr will be treated as the accounting acquirer in the minimum redemption scenario, the Company considered the fact that the largest stockholder following the business combination will be Meaux Enterprises, LLC, an entity owned and controlled by Christopher Meaux, Waitr’s Chief Executive Officer; Meaux Enterprises, LLC will own an aggregate of 8.6% of the outstanding shares of common stock of the Company in the minimum redemption scenario. The Company notes that it is not aware of any arrangements, formal or informal, that would result in any of the current Landcadia stockholders being considered part of an organized group of stockholders, or otherwise agreeing to vote together, following the business combination. Further, the Company’s stockholder base has turned over significantly since its initial public offering, and many of its current stockholders purchased shares in the open market following the announcement of the business combination and the marketing efforts of Waitr management. As such, these current stockholders invested indirectly in Waitr in anticipation of the closing of the business combination rather than in Landcadia, the legacy pre-business combination special purpose acquisition company. Accordingly, the Company does not believe that the combined voting power of all of the former Landcadia stockholders should be considered in determining which entity is the accounting acquirer.

In response to the Staff’s request, the Company advises the Staff that holders of a majority of the Company’s outstanding shares will be able to approve certain non-substantive amendments (i.e., amendments that do not affect stockholder rights) to the Company’s certificate of incorporation, such as the total number of authorized shares. However, the material provisions of the Company’s post-business combination certificate of incorporation that affect stockholder rights, including the provisions related to the classified board, removal of directors, the inability of stockholders to call a special meeting or act by written consent, the exclusive forum provision and amendments to bylaws, all require the affirmative vote of at least seventy-five (75%) of the outstanding shares of the Company, which is greater than the percentage of outstanding shares to be held in the aggregate by the former Landcadia stockholders in the minimum redemption scenario. As such, even if all of the former Landcadia stockholders were to vote in the same manner, they would not have the ability to take actions that may affect control of the Company, such as to remove directors (who in any case may only be removed for cause because the Company has a staggered board), amend the provisions of the Company’s certificate of incorporation not permitting stockholders to call a special meeting of stockholders or act by written consent, or amend the Company’s bylaws.

October 26, 2018 Page 3

In addition, if presented for stockholder approval, holders of a majority of the Company’s outstanding shares would have the right to approve the merger of the Company with another company or the sale of substantially all the assets of the Company. However, as a general matter, these items would first be required to be authorized and approved by the Company’s board of directors, which will be controlled by designees of the former Waitr stockholders. Thus, Waitr will have effective control of the post-business Combination Company.

In addition, Nasdaq’s listing rules require stockholder approval if the Company proposes to issue common stock or securities convertible into or exercisable for common stock in connection with: (i) the acquisition of the stock or assets of another company; (ii) equity-based compensation of officers, directors, employees or consultants; (iii) a change of control; and (iv) certain private placements, in each case as provided for in Nasdaq Listing Rule 5635. These matters would require the affirmative vote of a majority of the votes cast on such matters. However, similar to the Delaware law matters discussed above, none of these matters could be submitted to stockholders for approval absent the prior approval of the board of directors, which will be controlled by the designees of the former Waitr stockholders. Thus, Waitr will have effective control of the post-business combination Company.

•	As previously requested, please tell us how board members will be nominated and elected in subsequent years after the initial slate of directors is elected, and tell us the role of the former Landcadia stockholders in that process. In doing so, please provide your evaluation of whether the former Landcadia stockholders can control the board under the minimum redemption scenario through the subsequent staggered election of the Class I, Class II, or Class III board members.

Response: The Company advises the Staff that in subsequent years after the initial slate of directors is elected, director nominees will be selected by a nominating committee which will be comprised of independent directors. The nominating committee will be responsible for recommending individuals to be nominated as directors and the full board will have authority to approve such recommendations, or disapprove such nominations, in which case the nominating committee would need to identify and recommend additional individuals for board approval. The initial directors who have been designated to serve on the nominating committee are all designees of former Waitr stockholders. Because Waitr designees will constitute a majority of the Board, at least initially and until such time as Waitr nominees are no longer on the Board, Waitr will ultimately control the composition of the nominating committee and, indirectly, the process by which individuals are nominated for election to the Board, subject to the contractual rights of investment funds managed by Luxor Capital Group, LP, which will make an investment in the Company in connection with the closing of the business combination, to have at least one director serve on the Board for so long as Luxor holds a requisite minimum number of outstanding shares of the Company (on an as converted basis with respect to the convertible notes to be held by Luxor). In contrast, the former Landcadia stockholders would not be involved in the nomination process. We note that one or more stockholders of the Company could nominate directors for election in accordance with the procedures set forth in the Company’s advance notice bylaw provision for director nominations, and holders of a majority of the Company’s common stock, if and to the extent they all vote together, could control the outcome of a proxy contest to elect director nominees selected by them to the board of directors. However, as noted above, the Company is not aware of any arrangements, formal or informal, that would result in any of the current Landcadia stockholders being considered part of an organized group of stockholders, or otherwise agreeing to vote together, following the business combination.

October 26, 2018 Page 4

In addition, due to the Company’s staggered board, directors may only be removed for cause and the removal of a public company director for cause is an extremely rare occurrence. Accordingly, the Company believes that it is unlikely for the composition of the Class I, II, or III board members to be changed by the vote of the former Landcadia stockholders.

•	As previously requested, please tell us the business reason why the transaction is not structured to more clearly give control of the post-combination company to the former Waitr stockholders by giving them the majority of voting rights in the combined entity under all redemption scenarios. To assist us in understanding your response, please provide us with your insights as to why the merger was negotiated to have such disparity between the voting rights received by the former Landcadia stockholders and their representation on the board of directors, particularly under the minimum redemption scenario.

Response: The Company advises the Staff that the post-business combination stockholder voting rights of the former Waitr stockholders will arise solely from their percentage ownership of the Company’s common stock. The number of shares of the Company’s common stock to be issued to the former Waitr stockholders in the business combination will be equal to the value ascribed to Waitr in the transaction, which was determined based on arms’ length negotiations concerning the business combination between the parties, less the cash consideration to be paid to the former Waitr stockholders, divided by $10.00. This calculation results in Waitr securityholders receiving approximately 42% of the outstanding shares of the Company in the minimum redemption scenario. Further, in connection with the negotiations concerning the business combination, the parties agreed that Waitr would be entitled to nominate five directors to the post-combination company’s board of directors and Landcadia would be entitled to nominate two directors. This disparity was agreed to by the parties in negotiations because Waitr insisted that it was in the best position to identify and choose directors suited to help guide the post-combination Company to execute Waitr’s business objectives. Similarly, the parties agreed that Waitr would have the exclusive right to appoint all the post-closing officers of the Company, given that Waitr’s officers have the requisite experience with Waitr’s business and industry expertise.

October 26, 2018 Page 5

•	Please revise the disclosures throughout your filing where appropriate, such as your Questions and Answers beginning on page 11 and Risk Factors beginning on page 42, to clearly disclose, if true, that even if Landcadia’s stockholders receive a majority of the voting rights in the post-combination company, they will not control the post-combination company.

Response: The Company has revised the disclosure on pages 14 and 66 and throughout the Second Amendment to disclose that even if Landcadia’s stockholders receive a majority of the voting rights in the post-combination company, they will not effectively control the post-combination company.

2.	Please revise the narrative disclosures in your pro forma financial statements, the discussion of sources and uses for funding the business combination on page 94, and throughout your filing where appropriate, to briefly disclose how you expect to use the proceeds from the Landcadia Debt Facility and Notes if some or all of those proceeds are not needed to redeem Landcadia public shares.

Response: The Company has revised the disclosure on pages 86 and 95 and throughout the Second Amendment to briefly disclose how the Company expects to use the proceeds from the Landcadia Debt Facility and Notes if some or all of those proceeds are not needed to redeem public shares.

Notes to Unaudited Pro Forma Condensed Combined Financial Information, page 89

3.	We note your disclosure in Note 3 in pro forma adjustment (K) regarding the debt financing. Please revise this footnote to briefly explain, if true, that the $1.25 million of debt proceeds classified as restricted cash relates to your commitment to repay the FEI Sponsor.

Response: The Company has revised the disclosure on page 92 to explain that the $1.25 million of debt proceeds classified as restricted cash relates to the Company’s commitment to repay the FEI Sponsor.

Description of Discussions with Jefferies

Discussion of Selected Companies, page 128

4.	Please disclose the public companies Jefferies used for their selected company analysis and the transactions they utilized in their selected transaction analysis.

Response: The Company has revised the disclosure on pages 129 and 130 to disclose the public companies Jefferies used for their selected company analysis and the transactions they utilized in their selected transaction analysis.

Miscellaneous, page 129

October 26, 2018 Page 6

5.	Please revise page 33 of your proxy to quantify the financial advisory fee that Jefferies is entitled to upon the closing of the business combination. Please also disclose in this section whether this fee is contingent upon the closing of the business combination.

Response: The Company has revised the disclosure on page 33 to quantify the financial advisory fee that Jefferies is entitled to upon the closing of the business combination and to clarify that such fee is contingent upon the closing of the business combination.

Information about Waitr

Key Business Metrics, page 185

6.	Please clarify whether Gross Food Sales includes gratuities other than prepaid gratuities, such as cash tips.

Response: The Company has revised the description of Gross Food Sales on page 186.

Financial Statements of Waitr Incorporated for the Year Ended December 31, 2017

Notes to the Consolidated Financial Statements

9. Convertible Notes, Net, page F-69

7.	Your response to comment 31 indicates that Waitr applied the guidance in ASC 470-50-40-10 related to modifications of convertible debt when the conversion feature is not bifurcated either before or after the transaction. However, we note the disclosure in the first paragraph on page F-72 that Waitr determined that the feature providing for conversion into stock issued in the next financing at a stated discount and the ability for holders to redeem their notes at a substantial premium represented an embedded derivative which required separate accounting in accordance with ASC 815 and recorded a bifurcated embedded derivative at fair value on the date of issuance with an offset to the discount on the convertible note payable. Please tell us how you considered the effect of this derivative on your accounting for the debt extinguishment and reconcile the apparent inconsistency between your disclosures and your response. Please revise your disclosure or your response as appropriate.

Response: The Company advises the Staff that Waitr’s convertible debt following the modification will include two embedded features: (i) a “true” conversion feature; and (ii) a share-settled redemption feature.

To clarify the Company’s previous response, a feature providing for redemption in stock was issued in the refinancing that provided a stated discount and the ability for holders to redeem their notes at a substantial premium. While the feature is referred to as a “conversion” in both the Company’s disclosure and the legal contract, for accounting purposes, the feature was treated as a share-settled redemption feature (similar to a put option in a debt instrument) for accounting purposes because the payoff to the investor is capped and unrelated to Waitr’s share price. Computationally, the ability to “convert” into shares at 80% of their market value results in a payoff equal to 125% of the notional amount being converted. By way of example, if $100 was settled under this feature when shares are sold in the next qualified equity financing for $0.25, the holder would receive 500 shares ($100 / ($0.25 x 80%)). The fair value of those shares would approximate $125 (500 x $0.25), representing a 25% premium over par. If shares were sold for $0.50 instead, the holder would receive 250 shares with an aggregate value of $125 (a premium of 25%). This share-settled redemption feature met the definition of an embedded derivative, requiring separate accounting recognition in accordance with subtopic ASC 815-15. On the other hand, the “true” conversion option did not require bifurcation or separation from the note payable.

October 26, 2018 Page 7

Accordingly, the Company considered the effect of the two embedded features on the accounting for debt extinguishment as follows:

•	Conversion feature that is not bifurcated or separated: The test in ASC 470-50-40-10 was applied relative to a conversion option providing the holder with the ability to convert into Series AA Preferred Stock at maturity, which was added to the terms of the notes as part of the amendment. The Company considered the guidance in ASC 470-50-40-11 when applying paragraph 40-10; the conversion option is not separately accounted for as a derivative before and/or after the modification. ASC 470-50-40-10 provides that extinguishment accounting should be applied if a modification added a substantive conversion option or if the change in the fair value of an embedded conversion option is at least 10% of the carrying amount of the original debt instrument immediately prior to the modification or exchange. Consistent with the Company’s previous response, the Company determined that under either of this criteria, extinguishment accounting was required.

•	Share-settled redemption feature: As this bifurcated feature does not embody a true conversion feature, the effect of the derivative did not factor into the Company’s determination that the amendments added a substantive conversion option requiring the application of extinguishment accounting. Rather, to account for the extinguishment of the Series 2017 Notes, the fair value of the bifurcated share-settled redemption derivative at the date of extinguishment was included in the calculation of the loss on extinguishment as disclosed on page F-40. The derivative bifurcated from the amended Series 2017 Notes was recognized at fair value upon initial recognition. The net effect is that the change in fair value of the derivative was recognized in earnings as part of the application of extinguishment accounting and recognition of the amended notes.

8.	Please tell us and disclose how you determined the $18.3 million fair value of the amended promissory notes. Please show us your calculations in your response. Please also revise to disclose the material terms of the amended Series 2017 Notes including the par value of such Notes.

Response: The Company advises the Staff that Waitr determined the fair value of $18.3 million for the convertible notes based on the post-modification contractual terms as of December 15, 2017 and a scenario-based approach considering “Stay Private and New Financing Round” and “Sale Event” scenarios. Within each scenario, Waitr relied on a “bond plus call option” framework to account for the instrument’s debt-like features as well as their ability to convert into equity instruments. Contractually, within the “Stay Private and New Financing Round” scenario, the convertible notes are convertible into the shares of the New Financing Round at the lesser of (A) 80% of the New Financing Round and (B) a contractual fixed price which was $3.88 as of the valuation date (e.g., $125 million divided by the number of fully diluted shares). As a result of the modification, within the “Sale Event” scenario, the holders of the convertible notes have the option to convert into Preferred Series AA prior to the Sale Event or receive 1.5x principal plus accrued interest.

October 26, 2018 Page 8

Within the “Stay Private and New Financing Round” analysis, the key assumptions were:

•	Expected New Round Price - $10.50
•	Expected New Round Issue Date - 6/15/18
•	Debt Discount Rate - 20.0%
•	Probability of Conversion at Fixed Price - 99.5%
•	Risk-free rate - 1.5%
•	Equity volatility - 40.3%

Scenario	Expected New Round Issue Price (b)	Expected New Round Issue Date (c)	Principal	Accrued Interest (d)	Discount Rate	Discounted Bond Value (e)	Probability of Conversion at Fixed Strike at Exp. New Round (f)	Strike Price (g)	Call Option Value (h)	Number of Shares (i)	PV - Bond plus Call (j)

Stay Private - New Round

Converts at Fixed Price	$10.50	6/15/2018	$7,484,200	$424,105	1.5%	$9,812,499	99.5%

Converts at Discounted Price		6/15/2018	$7,484,200	$424,105	20.0%	$9,024,077	0.5%

					Weighted Average Bond Value		$9,808,773	$4.85	$5.69	2,038,972	$21,409,350

									PV - Bond Value		$9,808,773

									PV - Call Option		$11,600,577

						Estimated Value Convertible Note - Stay Private Scenario					$21,409,350

Notes:
(a)	Waitr relied on an issuance date of 30 September 2017, when the majority of the Waitr Note Financing convertible notes were issued.
(b)	Based on ASC 718 analysis as of 31 Dec 2017.
(c)	Expected timing to new financing round in Stay Private scenario.
(d)	Accrued interest from Valuation Date to Expected New Round Issue Date.
(e)	When not converted, discounted note cash-flows using a 20.0% discount rate considering expected returns for VC related debt instruments and company size circa this Valuation Date. Risk-free rate used for scenario where note converts. Scenario incorporates 125% multiplier consistent with 80.0% discount and the contractual terms of the notes.
(f)	Risk-neutral probability of conversion at the Strike Price, estimated in a Black Scholes framework (Stock = Exp. New Round Price, Strike Price, Term = Exp Time to New Round, Risk-free rate = 1.48%, Volatility = 40.3%). Risk-free Rate consistent with term matched (0.50 year) US Treasury rate as of the Valuation Date. Volatility based on ASC 718 analysis as of 31 Dec 2017.
Weighted Avg Bond Value = ( Prob. Converting at 125% of Fixed Price x PV(125% x Principal + Interest through Conversion Date ) ) + ( Prob. No Conversion at 125% of Fixed Price x PV( 125% x Principal + Interest through Conversion Date ) )
(g)	As of the Valuation Date, the Fixed Price conversion feature was approximately $3.88. Waitr used a strike price of 125% x Fixed Price to capture incremental upside beyond converting at 125% of Fixed Price.
(h)	Call option value estimated in the Black-Scholes framework using the same inputs described in footnote (f).
(i)	Number of Shares = Par plus accrued at Exp New Financing Round Date / Min( 80.0% x Strike Price, Fixed Price of $3.88). If converted at the Fixed Price strike, Number of Shares = (Par + Accrued) / Fixed Price.
(j)	PV - Bond plus Call equals (1) Weighted Avg Bond Value plus (2) Number of Shares x Call Option Value.

Waitr estimated a value of the convertible notes of $21.4 million in the “Stay Private and New Financing Round” scenario. In the analysis, Waitr calculated the risk-neutral probability of conversion at the fixed price using Black Scholes and allowed for the incremental upside with the value of a Black Scholes call option.

Within the “Sale Event” analysis, the key assumptions were:

•	Preferred Series AA value - $6.30
•	Expected Sale Date - 9/15/18
•	Debt Discount Rate - 20.0%
•	Probability of Conversion into Preferred Series AA - 53.5%
•	Risk-free rate - 1.6%
•	Equity volatility - 40.3%

October 26, 2018 Page 9

Scenario	Pref Series AA Value (b)	Expected Sale Date (c)	Principal	Accrued Interest (d)	Discount Rate	Discounted Bond Value (e)	Probability of Conversion into Pref Series AA (f)	Strike Price (g)	Call Option Value (h)	Number of Shares (i)	PV - Bond plus Call (j)

Sale Event

Note converts into Pref. Series AA	$6.30	9/15/2018	$7,484,200	$573,789	1.6%	$11,943,702	53.50%

Note does not convert into Pref. Series AA		9/15/2018	$7,484,200	$573,789	20.0%	$10,542,218	46.50%

					Weighted Average Bond Value		$11,291,969	$5.82	$1.14	2,077,564	$13,656,932

									PV - Bond Value		$11,291,969

									PV - Call Option		$2,364,962

							Estimated Value Convertible Note - Sale Event Scenario				$13,656,932

Notes:
(a)	Waitr relied on an issuance date of 30 September 2017, when the majority of the Waitr Note Financing convertible notes were issued.
(b)	Based on ASC 718 analysis as of December 2017.
(c)	Consistent with 31 Dec 2017 ASC 718 analysis.
(d)	Accrued interest from Valuation Date to expected Sale Date.
(e)	When not converted, discounted note cash-flows using a 20.0% discount rate considering expected returns for VC related debt instruments and company size circa this Valuation Date. Risk-free rate used for scenario where note converts. Scenario incorporates 1.5x multiplier consistent with the contractual terms of the notes.
(f)	Risk-neutral probability of conversion at the Strike Price, estimated in a Black Scholes framework (Stock = Pref Series AA value, Strike Price, Term = Exp Time to Sale, Risk-free rate = 1.59%, Volatility = 40.3%). Risk-free Rate consistent with term matched (0.75 year) US Treasury rate as of the Valuation Date. Volatility based on ASC 718 analysis as of 31 Dec 2017.
Weighted Avg Bond Value = ( Prob. Converting at 1.5x Multiple x PV(150% x Principal + Interest through Conversion Date ) ) + ( Prob. No Conversion at 1.5x Multiple x PV( 150% x Principal + Interest through Conversion Date ) )
(g)	As of the Valuation Date, the Fixed Price was approximately $3.88. We used a strike price of 150% x the Fixed Price in our 'Bond plus Call option' analysis.
(h)	Call option value estimated in Black Scholes framework using the same inputs described in footnote (f).
(i)	Based on contractual terms of Waitr Note Financing convertible notes with post-modification contractual terms. Par plus accrued interest through Sale Event divided by Fixed Price of $3.88,
(j)	PV - Bond plus Call equals (1) Weighted Avg Bond Value plus (2) Number of Shares x Call Option Value.

Waitr estimated a value of the convertible notes of $13.7 million in the “Sale Event” scenario. In the analysis, Waitr calculated the risk-neutral probability of conversion into Preferred Series AA using Black Scholes and allowed for the incremental upside with the value of a Black Scholes call option.

Considering the scenario values and scenario probabilities as of the valuation date (Stay Private = 60.0%, Sale Event = 40.0%), Waitr estimated an overall value for the convertible notes as of the valuation date (12/15/17) of $18.3 million.

The Company has revised the disclosure on page F-40] to include the material terms of the amended Series 2017 Notes, including the par value of such Notes.

Please contact me at (212) 294-5336 if you have any questions or require any additional information in connection with this letter or the Second Amendment.

Sincerely,

/s/ Joel L. Rubinstein

Joel L. Rubinstein

cc:	Steven L. Scheinthal, Landcadia Holdings, Inc.

Mark Graffagnini, Cara Stone, LLP